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Milan

Attention:	Sasha Parikh
Brian Cascio
Dillon Hagius
Tim Buchmiller

Re:	Sight Sciences, Inc.
Draft Registration Statement on Form S-1
Submitted April 12, 2021
CIK No. 0001531177

Ladies and Gentlemen:

On behalf of Sight Sciences, Inc. (the “Company”), we are hereby submitting on a confidential basis an amendment (the “Draft Registration Statement”) to the Draft Registration Statement on Form S-1 previously submitted on a confidential basis with the Securities and Exchange Commission (the “Commission”) on April 12, 2021 (the “Previous Draft Registration Statement”). The Draft Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Previous Draft Registration Statement received on May 9, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Overview, page 2

1.

We note your disclosure on page 2 that the TearCare clinical trial program is designed to demonstrate the safety and effectiveness of TearCare treatments. Please revise to clarify that you will have to demonstrate safety and efficacy to the FDA’s satisfaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Draft Registration Statement.

May 24, 2021

TearCare System, page 7

2.

We note your disclosure on page 19 that “TearCare is currently marketed as a 510(k)- exempt device, and did not undergo premarket clearance prior to marketing” and that you are “developing TearCare for use in, and seeking FDA clearance for, the application of localized heat therapy in adult patients with evaporative DED due to MGD, when used in conjunction with pressure to the eyelids to express the meibomian glands.” Please revise your prospectus summary to include this disclosure or otherwise make clear the current regulatory status of your TearCare product and what clearance you are currently pursuing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 21, 22, 61, 62, 124 and 138 of the Draft Registration Statement.

3.

Please revise your disclosure to explain what you mean by “clinically significant improvements in all of the signs and symptoms of DED assessed within two weeks of treatment in subjects with MGD.” We note similar disclosures on pages 118, 134, and 149.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 7, 124, 143, 157 and 159 of the Draft Registration Statement.

Risk Factors

Our restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation . . . , page 82

4.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Draft Registration Statement.

Critical Accounting Policies and Estimates

Inventory, page 110

5.	Please disclose the shelf life of your inventory.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Draft Registration Statement.

Business

Favorable Safety and Effectiveness Data, page 134

6.	Please revise your disclosure on this page that TearCare has “favorable safety and effectiveness data” as safety and efficacy determinations are the exclusive purview of the FDA or other regulators.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Draft Registration Statement.

May 24, 2021

Figures 12-19, page 145

7.	Please enlarge these figures as they are too small to be legible.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152, 153, 154 and 155 of the Draft Registration Statement.

Competition, page 157

8.	Please revise to clarify whether, to your knowledge, any of your competitors are testing their therapies on glaucoma and/or DED or already have such products approved.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 166 of the Draft Registration Statement.

Manufacturing, page 157

9.

You disclose that you are still governed by the Second Source Supplier Agreement dated April 5, 2018. While you note on page 25 that you intend to fully transition production to Peter’s Supply Agreement by the end of the third quarter of 2021, Item 601(b)(10) of Regulation S-K requires filing of agreements that are to be performed in whole or in part at or after the filing of the registration statement. Accordingly, please file the Second Source Supplier Agreement as a an exhibit or provide analysis as to why you do not believe filing is required.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Second Source Supplier Agreement does not fit within the definition of material contract under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) provides that a material contract is “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Further, Item 601(b)(10)(ii) requires that contracts, even if made in the ordinary course, under that subsection be filed “except where immaterial in amount or significance.” The Second Source Supplier Agreement does not fit within the definition of material contract under Item 601(b)(10) of Regulation S-K because it is immaterial in amount and significance to the Company for the following reasons:

•

As disclosed on pages 27 and 167 of the Registration Statement, the Company has a separate supply agreement with a high-volume contract manufacturer. As such, Second Source Medical, LLC (“SSM”) currently produces an immaterial percentage of our products.

•

The Second Source Supplier Agreement provides the framework for the regulatory and quality responsibilities relating to products produced by SSM. The Second Source Supplier Agreement does not, however, include any commercial or financial terms, nor does it impose any obligations to produce any products. The Company respectfully advises the Staff that it has revised the disclosure on pages 167 of the Registration Statement accordingly.

May 24, 2021

Based on the reasons above, the Company respectfully submits that the Second Source Supplier Agreement is immaterial in significance to the Company. As such, the Second Source Supplier Agreement is not a material contract within the meaning of Item 601(b)(10) of Regulation S-K and that filing the Second Source Supplier Agreement as a material contract would not enable investors to form a more informed view of the Company’s business as a whole.

Trade Secrets, page 159

10.

You note that as of December 31, 2020, you owned 25 issued U.S. patents, 29 issued patents outside the U.S., 17 pending U.S. patent applications, and 13 pending foreign patent applications. For the issued patents, please amend this disclosure to include the type of patent protection granted (i.e., composition of matter, use, or process). For the pending patent applications, amend this disclosure to include the date that these patent applications were submitted and their expected expiration date. Please also revise to disclose the material foreign jurisdictions where you own patents or have pending patent applications and when those expire.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 169 of the Draft Registration Statement.

Certain Relationships and related Party Transactions

Employment Agreements, page 192

11.	Please file your employment agreements with your named executive officers pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them.

Response: The Company respectfully acknowledges the Staff’s comment and intends to file the agreements as Exhibits 10.11, 10.12 and 10.13 to the Draft Registration Statement.

Principal Stockholders, page 194

12.

The footnotes for the beneficial owners listed on this page do not appear to have been included in this submission. Please include this information in a future amendment and ensure that these disclosures identify the natural person or persons who have voting and/or investment control of the shares held by the entities named in the table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 204, 205 and 206 of the Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 12. Income Taxes

Deferred Tax Assets and Liabilities, page F-32

13.	It appears that the summation of your total gross deferred tax assets for the year ended December 31, 2020 in the table presented is incorrect. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-32 of the Draft Registration Statement.

May 24, 2021

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

cc:	Paul Badawi, Sight Sciences, Inc.
Jeremy Hayden, Sight Sciences, Inc.
Peter N. Handrinos, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP